Mail Stop 5546

January 29, 2008

<u>Via U.S. Mail and Facsimile</u>

Wu Yiting
Chief Executive Officer
Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jianxi, People's Republic of China 334400

   **Re:** **Fuda Faucet Works, Inc.**
      **Form 10-KSB for the Fiscal Year Ended May 31, 2007**
      **Filed September 13, 2007**
      **Form 8-K Filed December 10, 2007**
      **Response Letter Dated January 22, 2008**
      **File No. 0-09879**

Dear Mr. Wu:

   We refer you to our comment letter dated December 27, 2007 regarding business contacts with Iran.  We have completed our review of this subject matter and have no further comments at this time.

        Sincerely,


        Cecilia Blye, Chief
        Office of Global Security Risk


cc:  John Reynolds
   Assistant Director
   Division of Corporation Finance

   Asher S. Levitsky, PC
   Sichenzia Ross Friedman Ference LLP
   Fax:  212-930-9725